

NORTH BAY BANCORP

May 17, 2006

"On the mark"

PRESIDENT'S REPORT



Safe Harbor Statement

- This presentation contain forward-looking statements that are.
  - Subject to contingencies & uncertainties,
  - Not a guarantee of future performance,
  - Based on assumptions that may change,
  - Not to be relied on unduly.
- Many factors are beyond our ability to control or predict, including factors such as:
  - Interest rate volatility.
  - Economic conditions.
  - Asset performance.
  - Ability to control costs.
  - Successful acquisition assimilation.
- We assume no obligation to update this data.
- Please see risk factors in NBAN's SEC filings.

FINANCIAL REVIEW



ASSETS



NET INCOME



RETURN ON AVERAGE ASSETS



RETURN ON AVERAGE EQUITY



EARNINGS PER SHARE


$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2000
2001
2002
2003
2004
2005
1st Qtr 06
4Q
3Q
2Q
1Q

MARKET CAPITALIZATION



MARKET POSITION



NAPA COUNTY DEPOSIT MARKET SHARE



SOLANO COUNTY DEPOSIT MARKET SHARE



BAC 28%
WFC 18%
BNP Paribas 8%
WAMU 10%
USB 8%
WABC 8%
FNRN 6%
NBAN 4%
Other 10%

WHAT DETERMINES STOCK VALUE?



STOCK VALUE MEASURES

- Multiple of last 12 month's earnings (LTM)

- Multiple of Estimated Future Earnings

- Multiple of Book Value   (Total Book Value & Tangible Book Value)

HOW NBAN COMPARES


250
200
150
100
50
0
X's TM
EX's Book
ROA
ROE
Eff. Ratio
NBAN
CA Banks $.5 to 1 Bil
$100-300 Mil Mkt Cap

WHAT PROFESSIONALS LIKE ABOUT NBAN

- Location
  - Northern California viewed as a vibrant, growing market
  - Premier wine relationships provide a "Halo" effect
- Low Cost of Funds
- Asset Quality
- Positive Financial Trends

CONCERNS

- General
  - Flat yield curve (cost of funds/net interest margin impact)
  - Impact of a real estate/credit cycle

- Specific to NBAN
  - Efficiency

THE BOTTOM LINE

- Stock prices track most closely with earnings

- Issues such as Asset Quality, Cost of Funds and Credit Concentrations primarily serve as predictors of earnings stability (or vulnerability)

- Stock value "premiums" are based primarily on the anticipated growth rate of Earnings per Share (EPS)

MILESTONES SINCE 5/12/05

- Sarbanes-Oxley Section 404 Compliance
  - Documentation of financial controls
  - Significantly increased consulting and audit fees
  - Upgraded and expanded internal resources
- Strengthened Management
  - Chief Financial Officer (CFO)
  - Chief Operating Officer (COO)
- Implemented Management Reorganization

WHY REORGANIZE?

- Structure appropriately for $1 Billion + Company
- Define functions; avoid duplication
- Improve communications; clarify roles & responsibilities
- Enable NBAN to execute on its Strategic Plan

Executive Management Team

- Terry Robinson, Chief Executive Officer

- Glen Terry, President, The Vintage Bank

- John Nerland, Senior Executive Vice President/Chief Credit Officer

- Pat Phelan, Executive Vice President/Chief Financial Officer

- Virginia Robbins, Executive Vice President/Chief Operating Officer

- Stephanie Rode, Senior Vice President/Compliance and Risk Management

STRATEGIC PLAN



MISSION STATEMENT

Integrity, Responsiveness, Value.

Every Day, Every Way!

VISION

- Double Asset size by year-end 2010

- Premier community business bank in Napa, Solano and Contra Costa Counties

- High performance financial returns

SHORT-TERM GOALS

- Implement revised organizational structure

- Implement performance-based compensation

- Generate ROAE > 15% in 2006

- Enhance compliance training & effectiveness

- Capitalize on capabilities of existing software

LONG-TERM GOALS

- Build The Vintage Bank Brand

- Establish presence in Contra Costa County

- Implement *Private Banking* program

- Sustain EPS growth between 12% and 16% through year 2010

- Adopt "Best Practices" wherever practical

- Build a value-added foundation to provide superior customer service and differentiate NBAN from competitors

CHAIRMAN'S REMARKS





Where We Have Been

Where We Are Going



A Little Bit of History of Your Organization and The People Who Built It

VISION EQUALS CHANGE

- Time

- Determination

- Courage

- Soul Searching

CONCEPTION

- A Savings and Loan

VS.

- A Bank

- The Idea of TVB – Vision of Frank Rowley

- Period of Organization and Raising Capital

TVB OPENS JANUARY 25, 1985

- $3,100,000 Capitalization

- 11 Directors

- Ace Cleaner's Location on Soscol Avenue

Within the first month, Kathi Metro joined the team in the Credit area and is still with us.

Times were trying...
Struggled first two and a half years without a profit which tested the character of the organization....including the survival of the 1986 flood!

1988

- Five Directors stepped down

- Four new Directors elected

- Terry Robinson arrived as our new President (barely)



And yes, we had our first year of profit in 1988.



- Every year our profit and deposits grew over the previous year for 10-11 straight years.

- TVB moved into its main branch on Soscol Avenue during this period of time.

- Raised $2,000,000 capital with issuance of new stock in 1994.

We were successful, but:
it was time to move our vision beyond Napa county.



NOVEMBER 1, 1999

- The holding company NBAN was formed.

- Added two new independent Directors.

DE NOVO BANK – SOLANO BANK
Opened July 2000

- 13 Directors

- $5,000,000 Capital raised from sale of stock

- Three branches

- Glen Terry President of Solano Bank

After a period of growth for two years, it was a time to transition to a new level.



Goal of Organization

The Board and Management determine to grow institution to one billion dollars and be dominant in the North Bay.

Were we prepared for such growth?

What did we need to go forward?

People

Structure

Skills

- Terry Robinson moves full time into Role as CEO of holding corporation.

- Glen Terry becomes President of TVB.

- John Nerland becomes President of SB.

- The whole organization needed to step up to a higher level.

- Some long-time employees needed to leave.

- Internal controls and procedures needed improvement.

- Revisions to controls and procedures completed.

- Compliance with SOX, after spending over a million dollars with the dedication and thoroughness of Stephanie Rode and her team.

- New members of the team brought in

- New roles for other members of the team.

- Board consolidation and organizational changes in 2004

- One charter under TVB

- Same directors for TVB and NBAN

Structure Board
to 11 Directors

The organization has transitioned into a stronger financial institution!

Outstanding Financial Results for 2005 & First Quarter of 2006 given our circumstances.

What about the future?



FUTURE IS BRIGHT

- Strong Management team

- Strong Board

- The organization is structured for the future.

- Dedication to Shareholder value

LET'S NOT FORGET OUR HISTORY

- Vision of Frank Rowley
- Leadership of Terry Robinson
- Incredible credit performance led by Kathi Metro
- Guidance of TVB and SB by Glen Terry and John Nerland
- Contributions of the past and present board members
- Contributions of current and former employees

Shareholder Value

Every dollar originally invested in this institution is now worth $19- $20 dollars.

It's been a good ride and the best is yet to come.

